UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 18, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

iRobot Corporation

File Nos. 000-51598 and 001-36414 – CF#37391

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iRobot Corporation submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 7, 2010, as amended on December 29, 2010. iRobot Corporation also requested confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 16, 2018.

Based on representations by iRobot Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	10-Q	May 7, 2010	through March 18, 2022
10.10	10-K	February 16, 2018	through March 18, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary